Exhibit 99.2

Trip.com Group Limited

攜程集團有限公司

(Incorporated in the Cayman Islands with limited liability)

(Nasdaq: TCOM; HKEX: 9961)

NOTICE OF ANNUAL GENERAL MEETING

to be held on June 18, 2024

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of Trip.com Group Limited (the “Company”) will be held at 30 Raffles Place, #29-01, Singapore 048622 on June 18, 2024 at 2:30 p.m. (Singapore time).

No proposal will be submitted to shareholders for approval at the AGM. Instead, the AGM will serve as an open forum for shareholders of the Company and holders of the Company’s American depositary shares (“ADSs”) to discuss Company affairs with management.

The board of directors of the Company has fixed the close of business on June 3, 2024 (Hong Kong/Singapore time) as the record date (the “Record Date”) of the Company’s ordinary shares with a par value of US$0.00125 each for determining the shareholders entitled to receive notice of the AGM or any adjournment or postponement thereof.

Holders of record of the Company’s ordinary shares at the close of business on the Record Date are entitled to attend the AGM and any adjournment or postponement thereof in person. Beneficial owners of the Company’s ADSs are welcome to attend the AGM in person.

Shareholders and ADS holders may obtain an electronic copy of the Company’s annual report, free of charge, from the Company’s website at https://investors.trip.com, the website of the U.S. Securities and Exchange Commission at https://www.sec.gov, or the website of The Stock Exchange of Hong Kong Limited at https://www.hkexnews.hk, and may obtain a hard copy of the Company’s annual report, free of charge, by contacting the investor relations department of the Company by email to iremail@trip.com.

By Order of the Board of Directors,
Trip.com Group Limited

/s/ James Jianzhang Liang
James Jianzhang Liang
Executive Chairman of the Board

Singapore and Shanghai, May 28, 2024